SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(AMENDMENT NO. 2)

MAGAL SECURITY SYSTEMS LTD.
(Name of Subject Company (Issuer))

FIMI OPPORTUNITY V, L.P.
FIMI ISRAEL OPPORTUNITY FIVE, LIMITED PARTNERSHIP
FIMI FIVE 2012 LTD.
SHIRA AND ISHAY DAVIDI MANAGEMENT LTD.
ISHAY DAVIDI
(Name of Filing Person (Offeror))

ORDINARY SHARES, PAR VALUE NIS 1.0 PER SHARE
(Title of Class of Securities)

M6786D104
(CUSIP Number of Class of Securities)

Gillon Beck
FIMI FIVE 2012 Ltd.
Alon Towers 2, 94 Yigal Alon Street, Tel-Aviv 6789141, Israel
Telephone: +972-3-565-2244
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
Sharon Amir, Adv. Tuvia Geffen, Adv. Idan Lidor, Adv. Naschitz, Brandes, Amir & Co. 5 Tuval Street Tel-Aviv 6789717, Israel Telephone: +972-3-623-5000	Andris Vizbaras, Esq. Carter Ledyard & Milburn LLP 2 Wall Street New York, NY 10005 Telephone: (212) 238-8698

CALCULATION OF FILING FEE

Transaction Valuation* $26,093,777	Amount of Filing Fee** $3,387
*	For purposes of calculating the filing fee only, this amount is based on the offer to purchase 8,669,029 ordinary shares of Magal Security Systems Ltd. at a purchase price of $3.01 cash per share.
**
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory # 1 for Fiscal Year 2020 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0001298.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $3,320 Form or Registration No.: SC TO-T	Filing Party: Date Filed:	FIMI Opportunity V, L.P FIMI Israel Opportunity Five, Limited Partnership FIMI Five 2012 Ltd. Shira and Ishay Davidi Management Ltd. Ishay Davidi May 22, 2020
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transaction to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer

This  Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed by FIMI Opportunity V, L.P, a limited partnership organized under the laws of the State of Delaware and FIMI Israel Opportunity Five, Limited Partnership, a limited partnership organized under the laws of the State of Israel (collectively, the “Bidder” or “FIMI”) and FIMI Five 2012 Ltd., Shira and Ishay Davidi Management Ltd. and Ishay Davidi (together with the Bidder, the “Bidder Group”).  The Schedule TO relates to the offer by the Bidder to purchase 8,669,029 outstanding ordinary shares, par value NIS 1.0 per share (the “Shares”), of Magal Security Systems Ltd. (“Magal”), at $3.01 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms of, and subject to the conditions to, the Offer to Purchase, dated May 22, 2020 (as amended, the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, constitute the “Offer”).

This Amendment is being filed to amend and supplement the Items set forth below.  The information set forth in the Offer to Purchase and the related Letter of Transmittal, and any schedules attached thereto, is hereby expressly incorporated herein by reference in response to all of the items of Schedule TO, except as otherwise set forth below.

Amendments to Schedule TO Items 1 through 11 and Offer to Purchase

Capitalized terms used but not defined in this Amendment No. 2 to the Schedule TO shall have the meanings assigned to such terms in the Schedule TO.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the following information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.
The offer price to be paid in the Offer, upon the terms and subject to the conditions set forth in the Schedule TO, is increased from $2.95 per Share to $3.01 per Share, net to the seller in cash, without interest and less any required withholding taxes. Accordingly, the Schedule TO, including the Offer to Purchase, the Letter of Transmittal, the Letter to Brokers (Exhibit (a)(1)(C)) and the Letter to Clients (Exhibit (a)(1)(D)), are hereby amended by amending all references to the offer price to be paid in the Offer to $3.01 per Share, net to the seller in cash, without interest and less any required withholding taxes.

2.
The Initial Offer Period and therefore the Initial Completion Date of the Offer is extended to 10:00 a.m., New York time, on July 2, 2020. Accordingly, the Final Expiration Period is also extended to 10:00 a.m., New York time, on July 6, 2020. Therefore, the Schedule TO, including the Offer to Purchase, the Letter of Transmittal, the Letter to Brokers (Exhibit (a)(1)(C)), the Letter to Clients (Exhibit (a)(1)(D)) and the Notice of Objection (Exhibit (a)(1)(E) are hereby amended by amending all references to the Initial Completion Date of the Offer to 10:00 a.m., New York time, on July 2, 2020 and the Final Expiration Date of the Offer to 10:00 a.m., New York time, on July 6, 2020.

3.
(a) in the section entitled “Summary Term Sheet” of the Offer to Purchase, on page 3, the third bullet point; (b) in the section entitled “Background” of the Offer to Purchase, on page 9, immediately following the last paragraph, and (c) in Section 11 entitled “Conditions to the Offer” of the Offer to Purchase, on page 27, at the end of sub-section (c), the following language is hereby added:

“On June 10, 2020, the Competition Authority of the State of Israel approved the purchase of the Magal Shares pursuant to the Offer”.

4.	In Section 10 entitled “Sources and Amount of Funds” of the Offer to Purchase, on page 25, the first sentence is hereby amended and restated in its entirety to read as follows:

“We estimate that the total amount of funds that we will require to consummate the offer, including fees and expenses, is approximately $27.1 million”.

5.	The third bullet point of Section (b)(1) in Section 11 of the Offer to Purchase is hereby amended and replaced with the following:

“ •	such “event” would have been material to a reasonable offeror on the date of this offer to purchase;”

6.	Section (b)(2) in Section 11 of the Offer to Purchase is hereby amended and replaced with the following:

“(2)     at any time on or after commencement of the offer and prior to 10:00 a.m., New York time, on the Initial Completion Date, any of the following shall have occurred, provided that we did not know and could not have known of such an event, on the date of this offer to purchase:

•	any general suspension of trading in securities on Nasdaq;

•
a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Israel (whether or not mandatory) or a material limitation (whether or not mandatory) by any governmental entity on the extension of credit by banks or other lending institutions, that could have a material adverse effect on us or on Magal;

•	in the case of any of the foregoing existing at the time of the commencement of the offer, a material escalation or the worsening thereof;

•
any change in the general political, market, economic or financial conditions in the United States, Israel or abroad that could, in our reasonable judgment, have a material adverse effect on us or on Magal; or

•
a tender offer or exchange offer for any or all of Magal Shares, or any merger, acquisition, business combination or other similar transaction with or involving Magal or any of its subsidiaries, shall have been proposed, announced or made by any other person or has been publicly disclosed; or”

Amendment to Item 12 to Schedule TO

Item 12 of Schedule TO is hereby amended and supplemented to add the following exhibits:

(a)(5)(C)          Text of Press Release issued by the Bidder on June 16, 2020.
(a)(5)(D)          Summary Advertisement published on June 16, 2020.

SIGNATURES

After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

FIMI OPPORTUNITY V, L.P. By: FIMI FIVE 2012 LTD., its general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: Chief Executive Officer
FIMI ISRAEL OPPORTUNITY FIVE, LIMITED PARTNERSHIP By: FIMI FIVE 2012 LTD., its general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: Chief Executive Officer
FIMI FIVE 2012 LTD. By: /s/ Ishay Davidi Name: Ishay Davidi Title: Chief Executive Officer
SHIRA AND ISHAY DAVIDI MANAGEMENT LTD. By: /s/ Ishay Davidi Name: Ishay Davidi Title: Chief Executive Officer
/s/ Ishay Davidi Ishay Davidi

Dated: June 16, 2020

EXHIBIT INDEX

NO.	DESCRIPTION
(a)(1)(A)	Offer to Purchase dated May 22, 2020*.
(a)(1)(B)	Letter of Transmittal*.
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*.
(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*.
(a)(1)(E)	Notice of Objection*.
(a)(1)(F)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”) *.
(a)(5)(A)	Text of Press Release issued by the Bidder on May 22, 2020*.
(a)(5)(B)	Summary Advertisement published on May 22, 2020*.
(a)(5)(C)	Text of Press Release issued by the Bidder on June 16, 2020.
(a)(5)(D)	Summary Advertisement published on June 16, 2020.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.